________________________________________________________________________________
________________________________________________________________________________

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
        [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from .................... to ....................

                        Commission file number: (1-13888)

            ---------------------------------------------------------
                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)
            ---------------------------------------------------------




                             UCAR INTERNATIONAL INC.
          (Name of issuer of the securities held pursuant to the plan)


           39 OLD RIDGEBURY ROAD, J-4, DANBURY, CONNECTICUT 06817-0001
                     (Address of principal executive office)



________________________________________________________________________________
________________________________________________________________________________

                                TABLE OF CONTENTS





FINANCIAL STATEMENTS:
--------------------
  Statements of Net Assets Available for Plan Benefits
     as of December 31, 1996 and 1995..............................      Page 3

  Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1996..........................      Page 4

  Notes to Financial Statements....................................      Page 5


SUPPLEMENTAL SCHEDULES:
----------------------
  Schedule I: Line 27a - Schedule of Assets Held for
     Investment Purposes...........................................      Page 13

  Schedule II: Line 27a - Schedule of Assets Held for
     Investment Purposes Which Were Both Acquired and
     Disposed of Within the Plan Year .............................      Page 14

  Schedule III: Line 27d - Schedule of Reportable Transactions.....      Page 15


INDEPENDENT AUDITORS' REPORT.......................................      Page 16
----------------------------

INDEPENDENT AUDITORS' CONSENT......................................      Page 17
-----------------------------

                            UCAR CARBON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1996 and 1995

                                                           1996            1995
                                                           ----            ----

ASSETS:
Investments:
   At fair value:
     Fidelity Magellan Fund......................  $  8,154,624    $  7,756,495
     Fidelity Equity Income Fund.................     5,839,616       3,207,525
     State Street Global Advisors' Domestic
       Index Fund................................     7,363,267       3,988,147
     State Street Global Advisors' Daily Bond
       Market Fund...............................     1,041,591         601,564
     Union Carbide Corp. common stock............     3,914,721       3,988,013
     Praxair Inc. common stock...................     4,636,162       3,786,948
     UCAR International Inc. common stock .......    11,490,374       9,743,929
     United States Savings Bonds, Series "EE"....            -           43,700
   At contract value:
      Contracts with insurance companies.........    45,686,856      41,069,962
                                                    -----------     -----------

         Total investments.......................    88,127,211      74,186,283

Receivable for investments sold..................           752         585,377
Contributions receivable (payable)...............       206,826            (384)
Investment income receivable.....................        30,913         182,228
Transfers receivable from other plans............            -           35,769
Loans receivable.................................     3,803,963       3,459,511
Cash and cash equivalents........................     3,031,070       4,354,597
Other receivable.................................       132,721              -
                                                    -----------     -----------

         Total assets............................    95,333,456      82,803,381

LIABILITIES:
Investments purchased payable....................        72,640          18,904
Other liabilities................................        14,828              -
                                                    -----------     -----------

         Net assets available for plan benefits..  $ 95,245,988    $ 82,784,477
                                                    ===========     ===========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1996


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Transfers from other plans..................................  $     232,219
                                                                   ------------

    Investment income:
        Dividends...............................................      1,644,513
        Interest................................................      2,390,332
        Net realized and unrealized gains on investments........      5,484,823
                                                                   ------------

           Total investment income..............................      9,519,668
                                                                   ------------

    Contributions:
        Employer ...............................................      1,183,502
        Employees...............................................      5,790,914
        Other contributions.....................................         39,997
                                                                   ------------
           Total contributions..................................      7,014,413
                                                                   ------------

           Total additions......................................     16,766,300
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants...............................      4,280,789
    Administrative fees.........................................         24,000
                                                                   ------------

           Total deductions.....................................      4,304,789
                                                                   ------------

           Net additions for the year...........................     12,461,511

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year...........................................     82,784,477
                                                                   ------------

    End of year................................................   $  95,245,988
                                                                   ============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)    DESCRIPTION OF THE PLAN

       The following brief description of UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the plan document for more complete information.

       ADMINISTRATION

       The Plan is administered by the Savings Plan Administrative Committee.

       PARTICIPATION

       The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

       CONTRIBUTIONS

       Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee 401(k) contributions are subject to applicable Internal Revenue Code limitations.

       The Company contributes on behalf of each participating employee an amount equal to 30% of the employee's basic contributions.

       VESTING AND DISTRIBUTIONS

       Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

       Withdrawals from the 401(k) investment programs are made at retirement or other termination of employment and may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

       PARTICIPANT ACCOUNTS

       Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

       The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $ 1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus interest. Interest is added to the participant's account.

                            UCAR CARBON SAVINGS PLAN

       INVESTMENT PROGRAMS

       Participants may invest their basic and supplemental contributions in one percentage point increments in any or all of: the Equity Growth Fund, the Equity Income Fund, the Equity Indexed Fund, the Balanced Fund, the UCAR Stock Fund, the UCAR Discounted Stock Fund, or the Fixed Income Fund. Earnings and dividends on investments are reinvested in the corresponding fund. A brief description of the funds is as follows:

            EQUITY GROWTH FUND - This fund currently invests in the Fidelity Magellan Fund. The Fidelity Magellan Fund invests primarily in common stocks spread across many sectors of the market, with above average growth potential and a correspondingly higher level of risk.

            EQUITY INCOME FUND - This fund currently invests in a Fidelity Equity Income Fund. It aims for a yield better than the Standard & Poor's Composite Index of 500 Stocks (the "S&P 500 Index").

            EQUITY INDEXED FUND - This fund mirrors the S&P 500 Index and is managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company (the Plan's Trustee). This fund currently invests in the State Street Global Advisors' Domestic Index Fund.

            BALANCED FUND - This fund seeks a high level, long-term rate of return while being cautious about investment risk. The fund is managed by State Street Global Advisors. It invests 50% in stocks of the S&P 500 Index and 50% in bonds that correspond to those in the Lehman Corporate and Government Bond Index. Currently this fund invests in the State Street Global Advisors' Domestic Index and Daily Bond Market Funds.

            UCAR STOCK FUND AND UCAR DISCOUNTED STOCK FUND - On August 15, 1995, UCAR International Inc. became a publicly held company with common stock listed on the New York Stock Exchange. As a result, the Company added two investment options to the Plan: the UCAR Stock Fund and the UCAR Discounted Stock Fund.

            The UCAR Stock Fund invests primarily in common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR Discounted Stock Fund purchases UCAR Stock at 90% of market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

               - Only the  employee  contributions  and the  Company's  matching contributions may be used to invest in this fund.

               - Any units purchased must remain in the fund for at least twelve months.

               - Supplemental deposits or loan repayments may not be invested in this fund.

            FIXED INCOME FUND - This fund mainly invests in fixed income contracts with highly rated insurance companies.

                            UCAR CARBON SAVINGS PLAN

       In addition to the preceding funds, two other funds from earlier plans still exist (the UCC Stock Fund and the Praxair Stock Fund). Participants may no longer invest their contributions in these funds.

       Prior to February 25, 1991, the Company was a subsidiary of Union Carbide Corporation ("UCC") and employees of the Company were eligible to participate in the UCC plans, which included a UCC common stock investment option. A common stock fund was established solely for the transfer of existing investments in UCC common stock into the Plan.

       On June 30, 1992, UCC spun-off its industrial gases subsidiary, Praxair Inc. ("Praxair"). Under the terms of the spin-off, UCC distributed to holders of its common stock one share of Praxair common stock for each share of UCC common stock. A separate common stock fund was established for shares of Praxair common stock awarded to Plan participants pursuant to the spin-off.

       Dividends from both the UCC Stock Fund and the Praxair Stock Fund are automatically reinvested in the Fixed Income Fund. Participants cannot elect to invest any future contributions in either stock fund.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements have been prepared on the accrual basis of accounting.

       INVESTMENTS

       Investments are reported at market value, based upon quoted market prices, except for the Fixed Income Fund. Fixed Income Fund investments currently consist of investment contracts with insurance companies which are carried at contract value since they are fully benefit responsive (see note 7). Unrealized appreciation or depreciation of investments is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

                            UCAR CARBON SAVINGS PLAN

(3)    FEDERAL INCOME TAXES

       On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

       Employees are not subject to income tax on their salary reduction contributions, Company payments or other accumulations in their accounts until a distribution is made from the Plan. Employee after-tax contributions are generally not subject to income tax upon distribution from the Plan. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's after-tax account. For employees making deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the Internal Revenue Code.

(4)    EXPENSES

       All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with (i) the sale and redemption of bonds in the U.S. Savings Bond Fund or stock of UCC or Praxair or (ii) the purchase and sale of stock in the UCAR Stock Fund or UCAR Discounted Stock Fund, shall be deducted from the proceeds of such stock or bonds and in the case of purchases for the UCAR Stock Fund or UCAR Discounted Stock Fund, charged to the applicable fund. Fees of the Fixed Income Fund investment managers are paid by the Plan. For the year ended December 31, 1996 and 1995, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

                                                     UCAR CARBON SAVINGS PLAN

                                             NOTES TO FINANCIAL STATEMENTS (Continued)

(6)  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                                    EQUITY      EQUITY      EQUITY                    UCC      PRAXAIR        UCAR
                                                    GROWTH      INCOME      INDEXED    BALANCED      STOCK      STOCK        STOCK
           DECEMBER 31, 1996                         FUND        FUND        FUND        FUND        FUND       FUND          FUND
           -----------------                         ----        ----        ----        ----        ----       ----          ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................  $8,154,624  $     --    $     --    $     --    $     --    $     --   $       --
     Fidelity Equity Income Fund ...............        --     5,839,616        --          --          --          --           --
     State Street Global Advisors':
       Domestic Index Fund......................        --          --     6,055,907   1,307,360        --          --           --
       Daily Bond Market Fund ..................        --          --          --     1,041,591        --          --           --
     Union Carbide Corp. common stock ..........        --          --          --          --     3,914,721        --           --
     Praxair Inc. common stock .................        --          --          --          --          --     4,636,162         --
     UCAR International Inc. common stock ......        --          --          --          --          --          --    10,608,745
  At contract value:
     Contracts with insurance companies ........        --          --          --          --          --          --           --
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total investments .......................   8,154,624   5,839,616   6,055,907   2,348,951   3,914,721   4,636,162  10,608,745

Receivable for investments sold ................        --          --          --          --          --          --          --
Contributions receivable (payable)..............      21,898      13,882      13,990       8,019        --          --         3,964
Investment income receivable ...................        --          --          --          --          --          --         1,566
Transfers receivable (payable) .................     (43,902)     40,322      45,803         142        --          --        15,194
Loans receivable ...............................        --          --          --          --          --          --          --
Cash and cash equivalents ......................        --       289,898       4,623        --           491         213     352,089
Other receivable ...............................         307      94,423         344        --         8,093       6,096      19,682
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total assets ............................   8,132,927   6,278,141   6,120,667   2,357,112   3,923,305   4,642,471  11,001,240

LIABILITIES:
Investments purchased payable ..................        --          --          --          --          --           --       72,640
Other liabilities                                       --          --          --         7,431        --           --         --
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total liabilities                                --          --          --         7,431        --           --       72,640

       Net assets available for plan benefits...  $8,132,927  $6,278,141  $6,120,667  $2,349,681  $3,923,305  $4,642,471 $10,928,600
                                                   =========   =========   =========   =========   =========   =========  ==========
                                                        UCAR
                                                     DISCOUNTED       FIXED                        TOTAL
                                                       STOCK          INCOME                      SAVINGS
           DECEMBER 31, 1996                            FUND           FUND           LOANS        PLAN
           -----------------                            ----           ----           ----         -----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund .....................  $      --     $       --       $      --    $  8,154,624
     Fidelity Equity Income Fund ................         --             --              --       5,839,616
     State Street Global Advisors':
       Domestic Index Fund ......................         --             --              --       7,363,267
       Daily Bond Market Fund ...................         --             --              --       1,041,591
     Union Carbide Corp. common stock ...........         --             --              --       3,914,721
     Praxair Inc. common stock ..................         --             --              --       4,636,162
     UCAR International Inc. common stock .......      881,629           --              --      11,490,374
  At contract value:
     Contracts with insurance companies .........         --       45,686,856            --      45,686,856
                                                    ----------    -----------      ----------   -----------
       Total investments ........................      881,629     45,686,856            --      88,127,211

Receivable for investments sold .................          752           --              --             752
Contributions receivable (payable)...............       24,201        120,872            --         206,826
Investment income receivable ....................         --           29,347            --          30,913
Transfers receivable (payable) ..................         --          (11,151)        (46,408)         --
Loans receivable ................................         --             --         3,803,963     3,803,963
Cash and cash equivalents .......................         --        2,323,964          59,792     3,031,070
Other receivable.................................        3,521            255            --         132,721
                                                    ----------    -----------      ----------     ---------
       Total Assets                                    910,103     48,150,143       3,817,347    95,333,456

LIABILITIES:
Investments purchased payable ...................         --             --             --           72,640
Other liabilities................................          571          6,826           --           14,828
                                                    ----------    -----------      ----------   -----------
       Total Liabilities.........................          571          6,826           --           87,468

       Net assets available for plan benefits ...  $   909,532   $ 48,143,317     $ 3,817,347  $ 95,245,988
                                                    ==========    ===========      ==========   ===========

                                                                 9

                                                    UCAR CARBON SAVINGS PLAN

                                             NOTES TO FINANCIAL STATEMENTS (Continued)

(6)  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND (Continued)
                                                    EQUITY      EQUITY      EQUITY                    UCC      PRAXAIR        UCAR
                                                    GROWTH      INCOME      INDEXED    BALANCED      STOCK      STOCK        STOCK
           DECEMBER 31, 1995                         FUND        FUND        FUND        FUND        FUND       FUND          FUND
           -----------------                         ----        ----        ----        ----        ----       ----          ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................  $7,756,495  $     --    $     --    $     --    $     --    $     --     $     --
     Fidelity Equity Income Fund ...............        --     3,207,525        --          --          --          --           --
     State Street Global Advisors':
       Domestic Index Fund......................        --          --     3,295,545     692,602        --          --           --
       Daily Bond Market Fund ..................        --          --          --       601,564        --          --           --
     Union Carbide Corp. common stock ..........        --          --          --          --     3,988,013        --           --
     Praxair Inc. common stock .................        --          --          --          --          --     3,786,948         --
     UCAR International Inc. common stock ......        --          --          --          --          --          --     9,615,375
     United States Savings Bonds, Series "EE"...        --          --          --          --          --          --           --
  At contract value:
     Contracts with insurance companies ........        --          --          --          --          --          --           --
                                                   ---------   ---------   ---------   ---------    ---------  ---------   ---------
       Total investments .......................   7,756,495   3,207,525   3,295,545   1,294,166   3,988,013   3,786,948   9,615,375

Receivable for investments sold ................        --          --          --          --          --          --        34,984
Contributions receivable (payable)..............        --          --          --          --          --          --          --
Investment income receivable ...................        --          --          --          --          --          --          --
Transfers receivable from other plans ..........       7,598       8,841        --           294        --          --         9,420
Transfers receivable (payable) .................       9,811     310,478      17,268       9,712       1,167      (6,720)     27,986
Loans receivable ...............................        --          --          --          --          --          --          --
Cash and cash equivalents ......................       1,054       2,655       2,000        --         6,210      11,060      16,558
                                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total assets ............................   7,774,958   3,529,499   3,314,813   1,304,172   3,995,390   3,791,288   9,704,323

LIABILITIES:
Investments purchased payable ..................        --          --          --          --          --           --       18,904
                                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Net assets available for plan benefits...  $7,774,958  $3,529,499  $3,314,813  $1,304,172  $3,995,390  $3,791,288  $9,685,419
                                                   =========   =========   =========   =========   =========   =========   =========
                                                        UCAR           U.S.
                                                     DISCOUNTED      SAVINGS         FIXED                        TOTAL
                                                       STOCK           BOND          INCOME                      SAVINGS
           DECEMBER 31, 1995                            FUND           FUND           FUND         LOANS           PLAN
           -----------------                            ----           ----           ----         -----           ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund .....................  $      --     $       --     $       --     $       --     $  7,756,495
     Fidelity Equity Income Fund ................         --             --             --             --        3,207,525
     State Street Global Advisors':
       Domestic Index Fund ......................         --             --             --             --        3,988,147
       Daily Bond Market Fund ...................         --             --             --             --          601,564
     Union Carbide Corp. common stock ...........         --             --             --             --        3,988,013
     Praxair Inc. common stock ..................         --             --             --             --        3,786,948
     UCAR International Inc. common stock .......      128,554           --             --             --        9,743,929
     United States Savings Bonds, Series "EE" ...         --           43,700           --             --           43,700
  At contract value:
     Contracts with insurance companies .........         --             --       41,069,962           --       41,069,962
                                                    ----------    -----------    -----------    -----------    -----------
       Total investments ........................      128,554         43,700     41,069,962           --       74,186,283

Receivable for investments sold .................       15,300           --          535,093           --          585,377
Contributions receivable (payable)...............         --             --             (384)          --             (384)
Investment income receivable ....................         --             --          179,495          2,733        182,228
Transfers receivable from other plans ...........         --             --            9,616           --           35,769
Transfers receivable (payable) ..................      (12,966)       (22,800)      (298,806)       (35,130)          --
Loans receivable ................................         --             --             --        3,459,511      3,459,511
Cash and cash equivalents .......................        1,716          3,000      3,689,056        621,288      4,354,597
                                                    ----------    -----------    -----------    -----------    -----------
       Total assets .............................      132,604         23,900     45,184,032      4,048,402     82,803,381

LIABILITIES:
Investments purchased payable ...................         --             --             --             --           18,904
                                                    ----------    -----------    -----------    -----------    -----------
       Net assets available for plan benefits ...  $   132,604   $     23,900   $ 45,184,032   $  4,048,402   $ 82,784,477
                                                    ==========    ===========    ===========    ===========    ===========

                                                                10

                           UCAR CARBON SAVINGS PLAN

(7)    FIXED INCOME FUND

       The following is a summary of investments in contracts with insurance companies at contract value within the Fixed Income Fund at December 31, 1996 and 1995. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. Contract value approximates fair value.


                                                             1996           1995
                                                             ----           ----
  Metropolitan Life Insurance Company:
      Contract No. 13919, 7.84%, due 3/31/01.......  $  2,873,811   $  3,239,783
  Transamerica Life Insurance:
      Contract No. GIC, 6.23%, due 10/01/01........     6,945,121      5,501,663
  Life of Virginia:
      Contract No. 2832, 8.14%, due 9/30/00........     2,845,013      3,197,999
  The Protective Life Insurance Company:
      Contract No. 1, 6.05%, due 9/30/99...........     2,066,179      2,369,271
      Contract No. 916, 5.39%, due 3/31/00.........     1,762,978      2,034,347
  The Prudential Insurance Company:
      Contract No. 6820-211, 8.27%, due 3/15/96....            -       3,100,517
  New York Life Insurance Company:
      Contract No. 06740, 5.70%, due 3/31/99.......     5,189,007      5,970,272
  Allstate Life Insurance Company:
      Contract No. 5618, 7.22%, due 9/30/00........     4,448,289      5,043,232
  Principal Mutual:
      Contract No. 10081, 5.20%, due 9/30/00.......     4,979,195      5,755,400
  CNA:
      Contract No. 12972, 7.12%, due 9/30/00.......     4,279,990      4,857,478
  Combined Insurance Company of America:
      Contract No. CG1061, 6.45%, due 3/31/97......     1,510,827             -
  People Security Life
      Contract No. 00614FR, 6.83%, due 9/30/01.....     2,646,565             -
  Providian Capital
      Contract No. 625FR, 6.94%, due 9/30/01.......     2,647,851             -
  Sunamerica Life Insurance Co.
      Contract No. 4667, 6.56%, due 3/31/02........     3,492,030             -
                                                      -----------    -----------
        Total contracts with
             insurance companies...................  $ 45,686,856   $ 41,069,962
                                                      ===========    ===========

       The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies in the aggregate was 6.9% and 6.3% for the years ended December 31, 1996 and 1995, respectively.

                                                     UCAR CARBON SAVINGS PLAN

                                             NOTES TO FINANCIAL STATEMENTS (Continued)

(8)   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                            EQUITY      EQUITY      EQUITY                  UCC       PRAXAIR
                                                            GROWTH      INCOME      INDEXED   BALANCED     STOCK       STOCK
            YEAR ENDED DECEMBER 31, 1996                     FUND        FUND        FUND       FUND        FUND       FUND
            ----------------------------                     ----        ----        ----       ----        ----       ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Transfer from other plans ..........................  $   34,583  $   24,709  $   21,334  $   16,099  $     --    $     --
                                                          ---------   ---------   ---------   ---------   ---------   ---------

   Investment income:
     Dividends ........................................   1,288,205     356,308        --          --          --          --
     Interest .........................................        --          --          --          --          --          --
     Net realized and unrealized gain on investments...    (384,432)    588,880     992,763     237,819     394,217   1,372,149
                                                          ---------   ---------   ---------   ---------   ---------   ---------

          Total investment income .....................     903,773     945,188     992,763     237,819     394,217   1,372,149
                                                          ---------   ---------   ---------   ---------   ---------   ---------

   Contributions:
     Employer .........................................     127,372      63,303      59,060      37,300        --          --
     Employees ........................................     676,105     328,808     313,613     195,846        --          --
     Other contributions...............................        --        39,997        --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------   ---------

          Total contributions .........................     803,477     432,108     372,673     233,146        --          --
                                                          ---------   ---------   ---------   ---------   ---------   ---------

   Loan repayment .....................................      72,809      24,581      34,396      11,511        --          --
   Transfer between funds .............................  (1,169,194)  1,416,828   1,487,952     634,480    (444,485)   (505,926)
                                                          ---------   ---------   ---------   ---------   ---------   ---------

          Total additions .............................     645,448   2,843,414   2,909,118   1,133,055     (50,268)    866,223
                                                          ---------   ---------   ---------   ---------   ---------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants ......................     231,183      57,895      41,355      41,439      15,629       9,795
   Loans to participants ..............................      56,296      36,877      61,909      46,107       6,188       5,245
   Administrative fees ................................        --          --          --          --          --          --
                                                          ---------   ---------   ---------   ---------   ---------   ---------
          Total deductions ............................     287,479      94,772     103,264      87,546      21,817      15,040
                                                          ---------   ---------   ---------   ---------   ---------   ---------

          Net additions for the year ..................     357,969   2,748,642   2,805,854   1,045,509     (72,085)    851,183

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of the year ..............................   7,774,958   3,529,499   3,314,813   1,304,172   3,995,390   3,791,288
                                                          ---------   ---------   ---------   ---------   ---------   ---------

   End of year ........................................  $8,132,927  $6,278,141  $6,120,667  $2,349,681  $3,923,305  $4,642,471
                                                          =========   =========   =========   =========   =========   =========

                                                                         UCAR       U.S.
                                                              UCAR    DISCOUNTED  SAVINGS       FIXED                   TOTAL
                                                             STOCK      STOCK      BOND        INCOME                  SAVINGS
            YEAR ENDED DECEMBER 31, 1996                      FUND       FUND      FUND         FUND        LOANS       PLAN
            ----------------------------                      ----       ----      ----         ----        -----       ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Transfer from other plans ..........................  $    84,858  $    670    $  --     $    49,966  $     --    $   232,219
                                                          ----------   -------     ------    ----------   ---------   ----------

   Investment income:
     Dividends ........................................         --        --         --            --          --      1,644,513
     Interest .........................................         --        --       12,891     2,079,523     297,918    2,390,332
     Net realized and unrealized gain on investments...    1,128,824     4,524       --       1,147,743       2,336    5,484,823
                                                          ----------   -------     ------    ----------   ---------   ----------

          Total investment income .....................    1,128,824     4,524     12,891     3,227,266     300,254    9,519,668
                                                          ----------   -------     ------    ----------   ---------   ----------

   Contributions:
     Employer .........................................       20,836   171,424        676       703,531        --      1,183,502
     Employees ........................................       93,867   614,398       --       3,568,277        --      5,790,914
     Other contributions ..............................         --        --         --            --          --         39,997
                                                          ----------   -------     ------    ----------   ---------   ----------

          Total contributions .........................      114,703   785,822        676     4,271,808        --      7,014,413
                                                          ----------   -------     ------    ----------   ---------   ----------

   Loan repayment .....................................        9,355      --         --       1,912,176  (2,064,828)        --
   Transfer between funds .............................      100,608    (4,552)   (24,906)   (1,490,805)       --           --
                                                          ----------   -------     ------    ----------   ---------   ----------

          Total additions .............................    1,438,348   786,464    (11,339)    7,970,411  (1,764,574)  16,766,300
                                                          ----------   -------     ------    ----------   ---------   ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants ......................      120,112     9,536     12,561     3,592,604     148,680    4,280,789
   Loans to participants ..............................       75,055      --         --       1,394,522  (1,682,199)        --
   Administrative fees ................................         --        --         --          24,000        --         24,000
                                                          ----------   -------     ------    ----------   ---------   ----------

          Total deductions ............................      195,167     9,536     12,561     5,011,126  (1,533,519)   4,304,789
                                                          ----------   -------     ------    ----------   ---------   ----------

          Net additions for the year ..................    1,243,181   776,928    (23,900)    2,959,285    (231,055)  12,461,511


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of the year ..............................    9,685,419   132,604     23,900    45,184,032   4,048,402   82,784,477
                                                          ----------   -------     ------    ----------   ---------   ----------

   End of year ........................................  $10,928,600  $909,532    $  --     $48,143,317  $3,817,347  $95,245,988
                                                          ==========   =======     ======    ==========   =========   ==========

                                                                12


                                   SCHEDULE I

                            UCAR CARBON SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996
                                                                                               MARKET
                                   DESCRIPTION                                  COST           VALUE
                                   -----------                                  ----           -----

* UCAR International Inc. common stock, 305,392 shares, par value $.01...   $ 8,922,372    $ 11,490,374
  Union Carbide Corp. common stock, 95,773 shares, par value $1..........       855,943       3,914,721
  Praxair Inc. common stock, 100,513 shares, par value $.01..............     1,229,776       4,636,162
  Fidelity Equity Income Fund, 136,344 shares............................     5,047,798       5,839,616
  Fidelity Magellan Fund, 101,111 shares.................................     7,821,467       8,154,624
* State Street Global Advisors' Daily Bond Market Fund,
         75,818 shares...................................................       963,128       1,041,591
* State Street Global Advisors' Domestic Index Fund, 61,667 shares.......     5,450,189       7,363,267
  Contracts with insurance companies, at contract value:
     Metropolitan Life Insurance Company:
         Contract No. 13919, 7.84%, due 3/31/01..........................     2,873,811       2,873,811
     The Transamerica Life Co.:
         Contract No. GIC, 6.23 %, due 10/01/01..........................     6,945,121       6,945,121
     Life Of Virginia:
         Contract No. 2832, 8.14%, due 9/30/00...........................     2,845,013       2,845,013
     Protective Insurance Company:
         Contract No. 1, 6.05%, due 9/30/99..............................     2,066,179       2,066,179
         Contract No. 916 , 5.39%, due 3/31/00...........................     1,762,978       1,762,978
     New York Life Insurance:
         Contract No. 06740, 5.70% due 3/31/99...........................     5,189,007       5,189,007
     Allstate Life Insurance Company:
         Contract No. 5618, 7.22%, due 9/30/00...........................     4,448,289       4,448,289
     Principal Mutual:
         Contract No. 10081, 5.20%, due 9/30/00..........................     4,979,195       4,979,195
     CNA:
         Contract No. 12972, 7.12%, due 9/30/00..........................     4,279,990       4,279,990
     Combined Insurance Company of America:
         Contract No. CG1061, 6.45%, due 3/31/97.........................     1,510,827       1,510,827
     People Security Life:
         Contract No. 00614FR, 6.83%, due 9/30/01........................     2,646,565       2,646,565
     Providian Capital:
         Contract No. 625FR, 6.94%, due 9/30/01..........................     2,647,851       2,647,851
     Sunamerica Life Insurance Co.
         Contract No. 4667, 6.56%, due 3/31/02...........................     3,492,030       3,492,030
                                                                            -----------     -----------
            Subtotal.....................................................    75,977,529      88,127,211

Loans to participants....................................................     3,817,347       3,817,347
                                                                            -----------     -----------
                  Total..................................................  $ 79,794,876    $ 91,944,558
                                                                            ===========     ===========

* REPRESENTS PARTY-IN-INTEREST.

                                   SCHEDULE II

                            UCAR CARBON SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

                                DECEMBER 31, 1996


                                            COST OF        PROCEEDS OF
             DESCRIPTION                  ACQUISITION      DISPOSITION
             -----------                  -----------      -----------

Safeco Life Insurance Co.:
     GIC, 6.86%, due 9/30/01...........  $  2,814,288     $  2,814,288


                                                           SCHEDULE III

                                                     UCAR CARBON SAVINGS PLAN

                                          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                         DECEMBER 31, 1996



                                                                                      EXPENSE                   CURRENT
                                                                                      INCURRED                   VALUE
                                DESCRIPTION          PURCHASE      SELLING   LEASE      WITH        COST OF   TRANSACTION     GAIN
     PARTY INVOLVED              OF ASSETS             PRICE        PRICE    RENTAL  TRANSACTION    ASSETS        DATE       (LOSS)
     --------------              ---------             -----        -----    ------  -----------    ------        ----       ------
  Transamerica Life Co.             GIC Fund        $2,796,536   $        -  $   -  $        -   $2,796,536   $2,796,536  $       -
  Transamerica Life Co.             GIC Fund                 -    1,353,078      -           -    1,353,078    1,353,078          -
                                                     ---------   ----------   ----   ---------    ---------    ---------    -------
     Total (14 Purchases, 9 Sales)                  $2,796,536   $1,353,078  $   -  $        -   $4,149,614   $4,149,614  $       -


  Safeco Life Insurance Co.         GIC Fund        $2,814,288   $        -  $   -  $        -   $2,814,288   $2,814,288  $       -
  Safeco Life Insurance Co.         GIC Fund                 -    2,814,288      -           -    2,814,288    2,814,288          -
                                                     ---------    ---------   ----   ---------    ---------    ---------    -------
     Total (3 Purchases, 1 Sale)                    $2,814,288   $2,814,288  $   -  $        -   $5,628,576   $5,628,576  $       -


* UCAR International Inc. stock   Common Stock      $4,418,448   $        -  $   -  $        -   $4,418,448   $4,418,448  $       -
* UCAR International Inc. Stock   Common Stock               -    4,546,023      -           -    4,165,841    4,546,023    380,182
                                                     ---------    ---------   ----   ---------    ---------    ---------    -------
     Total (100 Purchases, 94 Sales)                $4,418,448   $4,546,023  $   -  $        -   $8,584,289   $8,964,471  $ 380,182


  Fidelity Investments      Fidelity Magellan Fund  $3,659,325   $        -  $   -  $        -   $3,659,325   $3,659,325  $       -
  Fidelity Investments      Fidelity Magellan Fund           -    2,882,941      -           -    3,028,428    2,882,941   (145,487)
                                                     ---------    ---------   ----   ---------    ---------    ---------    -------
     Total (88 Purchases, 132 Sales)                $3,659,325   $2,882,941  $   -  $        -   $6,687,753   $6,542,266  $(145,487)


* REPRESENTS PARTY-IN-INTEREST.

                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrators of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP

Stamford, Connecticut
June 26, 1997

                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-95548) of UCAR International Inc. of our report dated June 20, 1997 appearing on page 16 of this Annual Report on Form 11-K for the year ended December 31, 1996.



/s/ KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP


Stamford, Connecticut
June 26, 1997

                            UCAR CARBON SAVINGS PLAN

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       UCAR CARBON SAVINGS PLAN


Date:  June 26, 1997                   By:  /s/  Fred C. Wolf
                                            -----------------
                                            Fred C. Wolf
                                            VICE PRESIDENT, ADMINISTRATION
                                              AND STRATEGIC PROJECTS
                                            MEMBER OF THE SAVINGS PLAN
                                              ADMINISTRATIVE COMMITTEE